Exhibit 4.38

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (“Agreement”), dated August 10, 2022 (“Effective Date”), is between Tritium Technologies, LLC (the “Company”) and Robert Topol (“Executive”).

1. POSITION, RESPONSIBILITIES, AND TERM

a. Position. Executive is employed by the Company to render services to the Company in the position of Chief Financial Officer; provided, that Executive shall serve in a transitional role until the time the Company’s current Chief Financial Officer steps down following the filing of the Company’s 2022 Form 20-F (expected to occur in September 2022). Executive shall perform such duties and responsibilities as are normally related to such position in accordance with the standards of the industry and any additional duties now or hereafter assigned to Executive by the Company’s Chief Executive Officer (“Services”). Executive shall abide by the rules, regulations, and practices as adopted or modified from time to time in the Company’s sole discretion. Executive will devote Executive’s full-time efforts to the provision of Services under this Agreement.

b. Other Activities. Except upon the prior written consent of the Company, Executive will not, during the term of this Agreement: (i) be employed elsewhere; (ii) engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that might interfere with Executive’s duties and responsibilities hereunder or create a conflict of interest with the Company; or (iii) acquire any interest of any type in any other business which is in competition with the Company, provided, however, that the foregoing shall not be deemed to prohibit the Executive from acquiring solely as an investment up to five percent (5%) of the outstanding equity interests of any publicly-held company. In addition, to the extent such activities do not directly relate to the Company’s business, do not create a conflict of interest, and/or do not interfere with Executive’s performance of his duties and responsibilities under this Agreement, Executive may (i) manage his personal, familial, financial, and legal affairs; (ii) participate in professional organizations; (iii) engage in charitable and community activities; and (iv) following the date that is eighteen (18) months after the Effective Date, (a) serve on the board of directors or in a similarly situated role for a non-profit entity, subject to the prior written approval of the Company’s Chief Executive Officer; and (b) serve on the board of directors or in a similarly situated role for a for-profit entity, subject to the prior written approval of the Company’s Board of Directors.

c. No Conflict. Executive represents and warrants that Executive’s execution of this Agreement and performance of Services under this Agreement will not violate any obligations Executive may have to any other employer, person or entity, including any obligations to keep in confidence proprietary information, knowledge, or data acquired by Executive in confidence or in trust prior to becoming an employee of the Company.

d. Term of Employment. The initial term of this Agreement shall be for a period of (i) three years after the Effective Date of this Agreement (“Initial Term”); or (ii) the date upon which Executive’s employment is terminated in accordance with Section 3. This Agreement shall be automatically renewed for additional one (1) year terms (each an “Extension Term”) upon the expiration of the Initial Term and each Extension Term, unless either party gives the other party a written notice of termination not less than sixty (60) days prior to the date of expiration of the Initial Term or any Extension Term (together, the Initial Term and all Extension Terms are referred to herein as the “Term”). Where the Agreement is terminated upon notice and the expiration of the Initial Term or an Extension Term, the Company shall pay to Executive all compensation to which Executive is entitled up through the effective date of termination according to its normal payroll practices, and the Company shall not have any further obligations under this Agreement. Nothing herein shall affect Executive’s rights to payment of any earned Annual Bonus following the end of the Term or his rights under the applicable Employee Stock Plan and any Stock Agreement.

2. COMPENSATION AND BENEFITS

a. Base Salary. In consideration of the Services to be rendered under this Agreement, the Company shall pay Executive a gross salary at the rate of four hundred thousand dollars ($400,000 USD) per year, less applicable withholdings (“Base Salary”). The Base Salary shall be paid in accordance with the Company’s normal payroll practices. Executive’s Base Salary will be reviewed annually by the Company in accordance with the established procedures of the Company for adjusting salaries for similarly situated employees and may be adjusted in the sole discretion of the Company.

b. Signing Bonus. In further consideration of the Services to be rendered under this Agreement, provided Executive remains employed with the Company (or another company within the ListCo group) one month after the Effective Date, Executive shall be eligible to receive a one-time equity signing bonus of fifty thousand dollars ($50,000 USD), less applicable witholdings, to be issued as equity. Additionally, provided Executive remains employed by the Company (or another company within the ListCo group) six-months after the Effective Date, Executive shall be eligible to receive two hundred and fifty thousand dollars ($250,000), less applicable witholdings; provided, however, if Executive is no longer employed with the Company (or another company within the ListCo group) on the date that is 12-months after the Effective Date, Executive shall repay the above referenced signing bonus to the Company.

c. Annual Bonus. In further consideration of the Services to be rendered under this Agreement, Executive shall be eligible to receive an annual bonus of up to eighty-five percent (85%) of Executive’s annual Base Salary based on achievement of goals and objectives established by the Company (“Annual Bonus”). The applicable performance goals and objectives shall be established by the Company within the first ninty (90) days of the calendar year to which such goals apply or as soon as possible thereafter depending on Executive’s commencment date. Any Annual Bonus earned by Executive will be paid within two-and-one-half months of the end of the year in which it was earned and in the first calendar year of employment will be a pro rata payment of the annual Base Salary paid to Executive during the first calendar year of Executive’s employment. Executive must remain employed with the Company through the end of the calendar year at issue in order to be eligible to receive the Annual Bonus. The bonus shall be paid out, at the discretion of the board, in either equity or cash to the maximum of assessed annual bonus (eg. 70% cash and 30% equity).

d. Equity Grants. In further consideration of the Services to be rendered under this Agreement, on the Effective Date, Executive shall be eligible to receive an initial equity grant of performance rights for ordinary shares in Tritium DCFC Limited (“ListCo”) with a total gross value of one hundred and twenty-five percent (125%) of the Executive’s annual base salary (ie. five hundred thousand dollars, $500,000) based on the 20-day Volume Weighted Average Price as of 1 January 2023 (“Initial Grant”). The Initial Grant will vest over a period of three years with one-third (1/3) of the Initial Grant vesting on each anniversary of the Initial Grant (“Anniversary Vesting Date”). Executive must remain employed with the Company (or another company within the ListCo group) through the applicable Anniversary Vesting Date in order to remain eligible for vesting of the Initial Grant. Executive’s entitlement to the Initial Grant is subject to the terms and conditions of the formal offer of the Initial Grant to be provided to Executive and the terms of the Tritium DCFC Limited Long Term Incentive Plan (“LTIP”) under which the Initial Grant is to be offered and is subject to approval by the Board of Directors of ListCo. The intention is that a formal letter of the Equity Grant in the ListCo will be provided to the Executive in the first available trading window after the Effective Date and a draft letter has already been provided in order for Executive to understand the terms prior to its issuance. Executive shall also receive annual equity award grants pursuant to the LTIP with a target value equal to 125% of Executive’s annual Base Salary based on the 20-day Volume Weighted Average Price as of the grant date (“Additional Grants”). The terms and conditions applicable to the Additional Grants shall be the same as the terms and conditions of the Initial Grant.

e. Employment Benefits Plans. In further consideration of the Services to be rendered under this Agreement, Executive will be entitled to participate in pension, profit sharing and other retirement plans, incentive compensation plans, group health, hospitalization and disability or other insurance plans, and other employee welfare benefit plans generally made available to other similarly-situated employees of the Company, in accordance with the benefit plans established by the Company, and as may be amended from time to time in the Company’s sole discretion.

f. Vacation. Executive shall be eligible to receive paid vacation subject to the policies and procedures in the Company’s Employee Handbook, as may be amended from time to time in the Company’s sole discretion; provided, however, that the amount of paid vacation for Executive shall be not less than twenty (20) days per calendar year.

g. Expenses. The Company will pay or reimburse Executive for all normal and reasonable travel and entertainment expenses incurred by Executive in connection with Executive’s responsibilities to the Company upon submission of proper vouchers and documentation in accordance with the Company’s expense reimbursement policy.

h. Relocation. It is anticipated that Executive will relocate to a Company location within the United States within one (1) year of the Effective Date. At that time, the Company will engage a tax professional to perform a cost of living evaluation of Executive’s Base Salary, and the Company will adjust, but will not decrease, Executive’s annual Base Salary based on the evaluation. The Company will also reimburse Executive up to one hundred thousand dollars ($100,000 USD) for relocation expenses, subject to pre-approval of such expenses and documentation as requested by the Company.

i. Indemnification and Insurance. The Company shall, to the maximum extent permitted by law, indemnify and hold harmless Executive for any claim or settlement (excluding any dispute, claim or controversy arising under or relating to this Agreement other than a dispute, claim or controversy seeking to enforce the terms of this Section 2(i)) resulting in actual loss, injury, damage, expense (including reasonable attorneys’ fees, and costs) (collectively, “Losses”) to Executive, arising out of, connected with, or in any manner related to, any act, omission, or decision of Executive made in good faith while performing Services for the Company from and after the Effective Date of this Agreement. Notwithstanding the foregoing, (i) Executive shall not be entitled to indemnification under this Section 2(i) with respect to any Losses which arise out of any act or omission by Executive involving fraud, willful misconduct, or gross negligence by Executive, and (ii) Executive shall not be entitled to indemnification under this Section 2(i) with respect to any action, suit or proceding initiated by Executive against the Company or any of its affiliates, or any of their respective owners, managers, directors or officers, other than a proceeding to enforce the terms of this Section 2(i). The Company agrees that its obligations under this Section 2(i) shall survive the termination of this Agreement and Excutive’s employment for any reason. The Company shall also provide Executive with director’s and officer’s insurance coverage for claims arising out of Excutive’s service during the Term.

3. TERMINATION OF EMPLOYMENT

The Company or Executive may terminate Executive’s employment with the Company at any time, without any advance notice, for any reason or no reason at all, notwithstanding anything to the contrary contained in or arising from any statements, policies or practices of the Company relating to the employment, discipline or termination of its employees. Following the termination of Executive’s employment, the Company shall pay to Executive all compensation to which Executive is entitled up through the date of termination. Thereafter, all obligations of the Company under this Agreement shall cease other than those set forth in Sections 2(i) and 4.

4. COMPANY TERMINATION OBLIGATIONS

a. Termination by Company for Cause. Where the Company terminates Executive’s employment for Cause, all obligations of the Company under this Agreement shall cease, other than those set forth in Section 3. For purposes of this Agreement, “Cause” shall mean: (i) Executive’s material act of misconduct in connection with the performance of his duties, including but not limited to misappropriation of trade secrets, fraud, or embezzlement of funds of the Company or any of its subsidiaries, affiliates, clients or vendors and/or conduct that materially harms the Company’s reputation (this, however, shall not include the occasional, customary, and de minimis use of Company property for personal purposes); (ii) Executive’s conviction of a felony or a misdemeanor for a crime involving dishonesty, breach of trust, or physical harm to any person; (iii) Executive engages in a material breach of this Agreement; (iv) Executive’s refusal or willful failure to implement or follow a lawful and reasonable policy or directive of the Company’s Chief Executive Officer or the

Board; (v) Executive engages in misfeasance or malfeasance demonstrated by Executive’s failure to materially perform Executive’s job duties diligently and/or professionally; or (vi) Executive violates a Company policy or procedure which is materially injurious to the Company, including violation of the Company’s policy concerning sexual harassment, discrimination or retaliation. For any event constituting “Cause” under Section 4(a)(iii), (iv), (v), or (vi), Employee shall be given thirty (30) days’ prior written notice of any allegation against Employee which forms the basis for a Cause termination and an opportunity to correct the action or failure to act which constitutes the basis for such termination to the extent such action can be corrected.

b. Termination by Company without Cause. Where the Company terminates Executive’s employment without Cause and Executive’s employment is not terminated due to death or Disability (as defined below) or if Executive resigns following the Company taking any action which results in Executive reporting to any person other than the Chief Executive Officer or materially reduces Executive’s title, salary or responsibilities, Executive will be eligible to receive the following: (i) continued payment of Base Salary for six (6) months according to the Company’s normal payroll practices, less applicable withholdings and any remuneration paid to Executive during each applicable Company payroll period because of Executive’s employment or self-employment during such period; (ii) if Executive’s employment is terminated before payment of the Annual Bonus for the prior completed calendar year, payment of such Annual Bonus, less applicable withholdings, for the prior completed calendar year, if any, at the same time as bonus payments are made to similarly situated Company employees; (iii) a lump sum cash payment equal to Executive’s target Annual Bonus for the partial calendar year in which Executive’s employment is terminated, pro-rated through and including the termination date (based on the ratio of the number of days), which amount shall be paid in a single lump-sum payment, less applicable withholdings; and (iv) if Executive’s employment is terminated following the date that is the second anniversay of the Effective date, Executive shall be entitled to an acceleration of Executive’s Initial Grant and any Additional Grant on a pro-rata basis through and including the termination date (based on the ration of the number of days), which amount shall be deemed vested upon such termiantion date (“Severance”). Executive’s eligibility to receive Severance as set forth in this Section 4(b) is conditioned on Executive having first signed a general release and severance agreement in the form provided by the Company and the release becoming irrevocable by its terms within fifty-five (55) calendar days following the date of Executive’s termination of employment (or, if applicable, the date of Executive’s Separation from Service, as such term is defined in Section 4(g)). Except as set forth in Sections 2(i) and 3, all other obligations of the Company under this Agreement shall cease.

c. Termination Due to Disability. Executive’s employment shall terminate automatically if Executive becomes Disabled. Executive shall be deemed Disabled if Executive is unable for medical reasons to perform Executive’s essential job duties for either ninety (90) consecutive calendar days or one hundred twenty (120) business days in a twelve (12) month period and, within thirty (30) days after a notice of termination is given to Executive, Executive has not returned to work. If Executive’s employment is terminated by the Company due to Executive’s Disability before payment of the Annual Bonus for the prior completed calendar year, Executive shall be eligible to receive payment of such Annual Bonus, less applicable withholdings, for the prior completed calendar year, if any, at the same time as bonus payments are made to similarly situated Company employees. In addition, Executive shall receive a lump sum cash payment equal to Executive’s target Annual Bonus for the partial calendar year in which Executive’s employment is terminated, pro-rated through and including the termination date (based on the ratio of the number of days), which amount shall be paid in a single lump-sum payment, less applicable withholdings (“Disability Benefits”). Executive’s eligibility to receive the Disability Benefits as set forth in this Section 4(c) is conditioned on Executive having first signed a general release and severance agreement in the form provided by the Company and the release becoming irrevocable by its terms within fifty-five (55) calendar days following the date of Executive’s termination of employment (or, if applicable, the date of Executive’s Separation from Service, as such term is defined in Section 4(g)). Except as set forth in Sections 2(i) and 3, all other obligations of the Company under this Agreement shall cease. Nothing herein shall be construed as waiving Executive’s rights under the Americans with Disabilities Act or similar state law.

d. Termination Due to Death. Executive’s employment shall terminate automatically upon Executive’s death. If Executive’s employment is terminated by the Company due to Executive’s death before payment of the Annual Bonus for the prior completed calendar year, Executive’s estate shall receive payment of such Annual Bonus, less applicable withholdings, for the prior completed calendar year, if any, at the same time as bonus payments are made to similarly situated Company employees. In addition, Executive’s estate shall be eligible to receive a lump sum cash payment equal to Executive’s target Annual Bonus for the partial calendar year in which Executive’s employment is terminated, pro-rated through and including the termination date (based on the ratio of the number of days), which amount shall be paid in a single lump-sum payment, less applicable withholdings (“Death Benefits”). Executive’s estate’s eligibility to receive the Death Benefits as set forth in this Section 4(c) is conditioned on Executive’s estate having first signed a general release and severance agreement in the form provided by the Company and the release becoming irrevocable by its terms within fifty-five (55) calendar days following the date of Executive’s termination of employment (or, if applicable, the date of Executive’s Separation from Service, as such term is defined in Section 4(g)). Except as set forth in Sections 2(i) and 3, all other obligations of the Company under this Agreement shall cease.

e. Executive’s Resignation. Executive may resign Executive’s employment at any time during the Term of this Agreement, by giving ninety (90) days’ notice, pursuant to Section 3, and thereafter, all obligations of the Company under this Agreement shall cease, other than those set forth in Sections 2(i) and 3.

f. Timing of Payments. In the event that Executive becomes entitled to receive continued payment of Base Salary pursuant to Section 4(b), Executive shall not be entitled to receive any such payments until the Company’s first payroll date that is coincident with or next following the date that is fifty five (55) calendar days following the date of Executive’s termination of employment (or, if applicable, the date of Executive’s Separation from Service) and any payments that otherwise would have been paid to Executive during such period shall be paid to Executive with the first installment paid to Executive following the end of such period. Any Annual Bonus or pro-rated Annual Bonus that becomes payable to Executive or Executive’s Estate pursuant to Section 4(b), (c) or (d) shall be paid to Executive or Executive’s in a lump sum payment on the date that Executive receives the first installment payment of continued Base Salary as provided in the preceding sentence.

g. Section 409A; Delayed Payments. To the extent applicable, the provisions in this Section 4 are intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended, and guidance promulgated thereunder (“409A”) and this Agreement shall be administered and construed in a manner consistent with this intent. In the event that any compensation that becomes payable to Executive pursuant to this Section 4 qualifies as a deferral of compensation within the meaning of and subject to 409A, then, notwithstanding anything to the contrary in this Agreement (i) such compensation shall be paid to Executive only in the event of Executive’s “separation from service” with the Company within the meaning of 409A (“Separation from Service”) and (ii) payment of that compensation shall be delayed if Executive is a “specified employee,” as defined in 409A(a)(2)(B)(i), and such delayed payment is required by 409A. Such delay shall last six (6) months from the date of Executive’s Separation from Service. On the Company’s first payroll date that occurs after the end of such six-month period, the Company shall make a catch-up payment to Executive equal to the total amount of such payments that would have been made during the six-month period but for this Section 4(g). To the extent applicable, each and every payment to be made pursuant to Section 4(b), (c), and (d) shall be treated as a separate payment and not as one of a series of payments treated as a single payment for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii).

5. EXECUTIVE TERMINATION OBLIGATIONS

a. Return of Property. Executive agrees that all property (including without limitation all equipment, tangible proprietary information, documents, records, notes, contracts and computer-enerated materials) furnished to or created or prepared by Executive incident to Executive’s employment belongs to the Company and shall be promptly returned to the Company upon termination of Executive’s employment.

b. Resignation and Cooperation. Upon termination of Executive’s employment, Executive shall be deemed to have resigned from all offices and directorships then held with the Company. Following any termination of employment, Executive shall cooperate with the Company in the winding up of pending work on behalf of the Company and the orderly transfer of work to other employees. Executive shall also cooperate with the Company in the defense of any action brought by any third party against the Company that relates to Executive’s employment by the Company.

c. Continuing Obligations. Executive understands and agrees that Executive’s obligations under Sections 6 and 7 herein (including Exhibit A) shall survive the termination of Executive’s employment for any reason and the termination of this Agreement.

6. INVENTIONS AND PROPRIETARY INFORMATION

Executive agrees to sign and be bound by the terms of the Confidentiality, Proprietary Rights and Non-Solicitation Agreement, which is attached as Exhibit A (“Proprietary Information Agreement”).

7. ARBITRATION

The Company and Executive agree that any and all disputes or controversies between them of any nature, including but not limited to any arising out of, relating to, or in connection with this Agreement, or the interpretation, validity, construction, performance, breach, or termination thereof shall be settled by arbitration to be held in Los Angeles, California, in accordance with the Judicial Arbitration and Mediation Service/Endispute, Inc. (“JAMS”) rules for employment disputes then in effect (the “Rules”). The Company will pay for the fees and costs of the arbitrator to the extent required by law. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator’s decision in any court having jurisdiction. The arbitrator shall apply California law to the merits of any dispute or claim. Executive hereby expressly consents to the personal jurisdiction of the state and federal courts located in Los Angeles, California for any action or proceeding arising from or relating to this Agreement or relating to any arbitration in which the parties are participants. The parties may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other interim or conservatory relief, as necessary, without breach of this arbitration agreement and without abridgment of the powers of the arbitrator. EXECUTIVE HAS READ AND UNDERSTANDS THIS SECTION, WHICH DISCUSSES ARBITRATION. EXECUTIVE UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, EXECUTIVE AGREES TO SUBMIT ANY FUTURE CLAIMS AGAINST THE COMPANY, INCLUDING BUT NOT LIMITED TO THOSE ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH HIS EMPLOYMENT OR TERMINATION THEREOF, OR THE INTERPRETATION, VALIDITY, CONSTRUCTION, PERFORMANCE OR BREACH OF THIS AGREEMENT, TO BINDING ARBITRATION, AND THAT THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF EXECUTIVE’S RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO ALL ASPECTS OF THE EMPLOYER/EXECUTIVE RELATIONSHIP, INCLUDING BUT NOT LIMITED TO, DISCRIMINATION CLAIMS.

8. AMENDMENTS; WAIVERS; REMEDIES

This Agreement may not be amended or waived except by a writing signed by Executive and by the Board or the Company’s Chief Executive Officer. Failure to exercise any right under this Agreement shall not constitute a waiver of such right. Any waiver of any breach of this Agreement shall not operate as a waiver of any subsequent breaches. All rights or remedies specified for a party herein shall be cumulative and in addition to all other rights and remedies of the party hereunder or under applicable law.

9. ASSIGNMENT; BINDING EFFECT

a. Assignment. The performance of Executive is personal hereunder, and Executive agrees that Executive shall have no right to assign and shall not assign or purport to assign any rights or obligations under this Agreement. This Agreement may be assigned or transferred by the Company; and nothing in this Agreement shall prevent the consolidation, merger or sale of the Company or a sale of any or all or substantially all of its assets.

b. Binding Effect. Subject to the foregoing restriction on assignment by Executive, this Agreement shall inure to the benefit of and be binding upon each of the parties; the affiliates, officers, directors, agents, successors and assigns of the Company; and the heirs, devisees, spouses, legal representatives and successors of Executive.

10. NOTICES

All notices or other communications required or permitted hereunder shall be made in writing and shall be deemed to have been duly given if delivered: (a) by hand; (b) by a nationally recognized overnight courier service; or (c) by United States first class registered or certified mail, return receipt requested, to the principal address of the other party, as set forth below. The date of notice shall be deemed to be the earlier of (i) actual receipt of notice by any permitted means, or (ii) five business days following dispatch by overnight delivery service or the United States Mail. Executive shall be obligated to notify the Company in writing of any change in Executive’s address. Notice of change of address shall be effective only when done in accordance with this paragraph.

Company’s Notice Address:

Tritium Technologies LLC

20000 Vermont Ave, Torrance, CA 90502 USA

Email: HR.USA@Tritium.com.au

Executive’s Notice Address:

Robert Topol

17424 East Chestnut Drive,

Queen Creek, AZ, 85142, USA

Email:

11. SEVERABILITY

If any provision of this Agreement shall be held by a court or arbitrator to be invalid, unenforceable, or void, such provision shall be enforced to the fullest extent permitted by law, and the remainder of this Agreement shall remain in full force and effect. In the event that the time period or scope of any provision is declared by a court or arbitrator of competent jurisdiction to exceed the maximum time period or scope that such court or arbitrator deems enforceable, then such court or arbitrator shall reduce the time period or scope to the maximum time period or scope permitted by law.

12. TAXES

All amounts paid under this Agreement shall be paid less all applicable state and federal tax withholdings and any other withholdings required by any applicable jurisdiction.

13. GOVERNING LAW

This Agreement shall be governed by and construed in accordance with the laws of the State of California.

14. INTERPRETATION

This Agreement shall be construed as a whole, according to its fair meaning, and not in favor of or against any party. Sections and section headings contained in this Agreement are for reference purposes only and shall not affect in any manner the meaning or interpretation of this Agreement. Whenever the context requires, references to the singular shall include the plural and the plural the singular.

15. OBLIGATIONS SURVIVE TERMINATION OF EMPLOYMENT

Executive agrees that any and all of Executive’s obligations under this Agreement, including but not limited to Exhibit A, shall survive the termination of employment and the termination of this Agreement.

16. COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement, but all of which together shall constitute one and the same instrument.

17. AUTHORITY

Each party represents and warrants that such party has the right, power and authority to enter into and execute this Agreement and to perform and discharge all of the obligations hereunder; and that this Agreement constitutes the valid and legally binding agreement and obligation of such party and is enforceable in accordance with its terms.

18. ENTIRE AGREEMENT

This Agreement is intended to be the final, complete, and exclusive statement of the terms of Executive’s employment by the Company and may not be contradicted by evidence of any prior or contemporaneous statements or agreements, except for agreements specifically referenced herein (including the Proprietary Information Agreement attached as Exhibit A, and any applicable Stock Plan and Company Stock Agreement). To the extent that the practices, policies or procedures of the Company, now or in the future, apply to Executive and are inconsistent with the terms of this Agreement, the provisions of this Agreement shall control. Any subsequent change in Executive’s duties, position, or compensation will not affect the validity or scope of this Agreement.

19. EXECUTIVE ACKNOWLEDGEMENT

EXECUTIVE ACKNOWLEDGES EXECUTIVE HAS HAD THE OPPORTUNITY TO CONSULT LEGAL COUNSEL CONCERNING THIS AGREEMENT, THAT EXECUTIVE HAS READ AND UNDERSTANDS THE AGREEMENT, THAT EXECUTIVE IS FULLY AWARE OF ITS LEGAL EFFECT, AND THAT EXECUTIVE HAS ENTERED INTO IT FREELY BASED ON EXECUTIVE’S OWN JUDGMENT AND NOT ON ANY REPRESENTATIONS OR PROMISES OTHER THAN THOSE CONTAINED IN THIS AGREEMENT.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

Tritium Technologies LLC /s/ Jane Hunter	Executive /s/ Robert Topol
By: Jane Hunter	Robert Topol
Its: Chief Executive Officer and Director

Dated: 26 JULY 2022	Dated: 7/25/22

EXHIBIT A

Confidentiality, Proprietary Rights and Non-Solicitation Agreement

This Employee Confidentiality, Proprietary Rights and Non-Solicitation Agreement (“Agreement”) is entered into by and between Tritium Technologies LLC, a Delaware Limited Liability Company, (the “Employer”) on behalf of itself, its subsidiaries and other corporate affiliates (collectively referred to herein as the “Employer Group”), and Robert Topol the “Employee”) (the Employer and the Employee are collectively referred to herein as the “Parties”) as of 10 August 2022 (the “Effective Date”).

In consideration of the Employee’s employment by the Employer, which the Employee acknowledges to be good and valuable consideration for his obligations hereunder, the Employer and the Employee hereby agree as follows:

1. Confidentiality and Security.

(a) Confidential Information.

The Employee understands and acknowledges that during the course of employment by the Employer, he will have access to and learn about confidential, secret and proprietary documents, materials and other information, in tangible and intangible form, of and relating to the Employer Group and its businesses and existing and prospective customers, suppliers, investors and other associated third parties (“Confidential Information”). The Employee further understands and acknowledges that this Confidential Information and the Employer’s ability to reserve it for the exclusive knowledge and use of the Employer Group is of great competitive importance and commercial value to the Employer, and that improper use or disclosure of the Confidential Information by the Employee might cause the Employer to incur financial costs, loss of business advantage, liability under confidentiality agreements with third parties, civil damages and criminal penalties.

For purposes of this Agreement, Confidential Information includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic or any other form or medium, relating directly or indirectly to: business processes, practices, methods, policies, plans, publications, documents, operations, services, strategies, techniques, agreements, contracts, terms of agreements, transactions, potential transactions, negotiations, pending negotiations, know-how, trade secrets, computer programs, computer software, applications, operating systems, software design, web design, work-in-process, databases, manuals, records, articles, systems, material, sources of material, supplier information, vendor information, financial information, results, accounting information, accounting records, legal information, marketing information, advertising information, pricing information, credit information, design information, payroll information, staffing information, personnel information, employee lists, supplier lists, vendor lists, developments, reports, internal controls, security procedures, graphics, drawings, sketches, market studies, sales information, revenue, costs, formulae, notes, communications, algorithms, product plans, designs, styles, models, ideas, audiovisual programs, inventions, unpublished patent applications, original works of authorship, discoveries, experimental processes, experimental results, specifications, customer information, customer lists, client information, client lists, manufacturing information, factory lists, distributor lists and buyer lists of the Employer Group or its businesses, or of any other person or entity that has entrusted information to the Employer in confidence.

The Employee understands that the above list is not exhaustive, and that Confidential Information also includes other information that is marked or otherwise identified as confidential or proprietary, or that would otherwise appear to a reasonable person to be confidential or proprietary in the context and circumstances in which the information is known or used.

The Employee understands and agrees that Confidential Information developed by him in the course of his employment by the Employer shall be subject to the terms and conditions of this Agreement as if the Employer furnished the same Confidential Information to the Employee in the first instance. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Employee, provided that such disclosure is through no direct or indirect fault of the Employee or person(s) acting on the Employee’s behalf.

(b) Disclosure and Use Restrictions.

The Employee agrees and covenants: (i) to treat all Confidential Information as strictly confidential; (ii) not to directly or indirectly disclose, publish, communicate or make available Confidential Information, or allow it to be disclosed, published, communicated or made available, in whole or part, to any entity or person whatsoever (including other employees of the Employer Group not having a need to know and authority to know and use the Confidential Information in connection with the business of the Employer Group and, in any event, not to anyone outside of the direct employ of the Employer Group except as required in the performance of the Employee’s authorized employment duties to the Employer; and (iii) not to access or use any Confidential Information, and not to copy any documents, records, files, media or other resources containing any Confidential Information, or remove any such documents, records, files, media or other resources from the premises or control of the Employer Group, except as required in the performance of the Employee’s authorized employment duties to the Employer or with the prior consent of an authorized officer acting on behalf of the Employer Group in each instance (and then, such disclosure shall be made only within the limits and to the extent of such duties or consent). Nothing herein shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation or order. The Employee shall promptly provide written notice of any such order to an authorized officer of the Employer Group within three (3) days of receiving such order, but in any event sufficiently in advance of making any disclosure to permit the Employer to contest the order or seek confidentiality protections, as determined in the Employer’s sole discretion. In addition, this Section does not, in any way, restrict or impede the Employee from exercising his rights under Section 7 of the National Labor Relations Act to the extent that such rights cannot be waived by agreement or disclosing information as permitted by law. Nothing herein shall prevent Employee from providing truthful testimony under oath or to a government agency.

(c) Duration of Confidentiality Obligations.

The Employee understands and acknowledges that his obligations under this Agreement with regard to any particular Confidential Information shall commence immediately upon the Employee first having access to such Confidential Information (whether before or after he begins employment by the Employer) and shall continue during and after his employment by the Employer until such time as such Confidential Information has become public knowledge other than as a result of the Employee’s breach of this Agreement or breach by those acting in concert with the Employee or on the Employee’s behalf.

2. Inventions.

(a) Disclosure of Inventions.

The Employee acknowledges and agrees that, among his other duties for the Employer, the Employee will be employed by the Employer in a position which could provide the opportunity for conceiving and/or reducing to practice inventions, improvements, developments, ideas or discoveries whether patentable or unpatentable (collectively hereinafter referred to as “Inventions”, which is further defined below). Accordingly, the Employee agrees to promptly disclose to the Employer in confidence and in writing all Inventions conceived or reduced to practice by the Employee while in the Employer’s employ, either solely or jointly with others, and whether during regular working hours. The Employee further agrees to maintain adequate and current written records of such Inventions.

For purposes of this Agreement, Inventions include, but are not limited to, Employer Group information, including, plans, publications, research, strategies, techniques, agreements, documents, contracts, terms of agreements, negotiations, know-how, computer programs, computer applications, software design, web design, work in process, databases, manuals, results, developments, reports, graphics, drawings, sketches market studies, formulae, notes, communications, algorithms, product plans, product designs, styles, models, audiovisual programs, inventions, unpublished patent applications, original works of authorship, discoveries, experimental processes, experimental results, specifications, customer information, client information, customer lists, client lists, manufacturing information, marketing information, advertising information, and sales information.

(b) Employer Inventions.

The assignment provisions in Section 2(c) shall apply only to “Employer Inventions” as defined herein. Employer Inventions shall mean any Invention that meets any one of the following criteria:

(i) Relates, at the time of conception or reduction to practice of the Invention to: (A) the Employer’s business, project or products, or to the manufacture or utilization thereof; or (B) the actual or demonstrably anticipated research or development of the Employer.

(ii) Results from any work performed directly or indirectly by the Employee for the Employer.

(iii) Results, at least in part, from the Employee’s use of the Employer’s time, equipment, supplies, facilities or trade secret information.

Provided, however, that an Employer Invention shall not include any Invention which qualifies fully under the provisions of California Labor Code Section 2870 (a copy of which is attached as Exhibit A, including any idea or invention which is developed entirely on the Employee’s own time without using the Employer’s equipment, supplies, facilities or trade secret information, and which is not related to the Employer’s business (either actual or demonstrably anticipated), and which does not result from work performed for the Employer.

(c) Assignment of Employer Inventions.

The Employee hereby assigns, and agrees to assign, to the Employer, all his rights, title and interest in and to all Employer Inventions. Also, the Employee hereby assigns, and agrees to assign, to the Employer all Inventions conceived or reduced to practice by the Employee within one year following his termination of employment with the Employer (whether voluntary or otherwise), if the Invention is a result of Employer information obtained by the Employee during his employment with the Employer.

(d) Execution of Necessary Documents.

The Employee agrees that, upon request and without compensation therefor, but at no expense to the Employee, whether during the term of his employment and thereafter, the Employee will all do lawful acts, including the execution of papers and lawful oaths and the giving of testimony, that in the opinion of the Employer, its successors and assigns, may be necessary or desirable in obtaining, sustaining, reissuing, extending or enforcing United States and foreign Letters Patent, including Design Patents, on all of such Employer Inventions, and for perfecting, affirming, maintaining or recording the Employer’s complete ownership and title thereto, and to otherwise cooperate in all proceedings and matters relating thereto.

The Employee hereby irrevocably grants the Employer power of attorney to execute and deliver any such documents on the Employee’s behalf in his name and to do all other lawfully permitted acts to transfer the Inventions to the Employer and further the transfer, issuance, prosecution and maintenance of all rights therein, to the full extent permitted by law, if the Employee does not promptly cooperate with the Employer’s request (without limiting the rights the Employer shall have in such circumstances by operation of law). The power of attorney is coupled with an interest and shall not be affected by the Employee’s subsequent incapacity.

(e) Exceptions.

The Employee has listed on the attached Exhibit B all unpatented, but potentially patentable, ideas and inventions conceived before this employment (and which have not been assigned to a former employer) and which are, therefore, excluded from the scope of this Agreement.

(f) Work Made for Hire.

The Employee acknowledges that, by reason of being employed by the Employer at the relevant times, to the extent permitted by law, all writings, works of authorship, technology, inventions, discoveries, ideas and other work product of any nature whatsoever (collectively referred to as Work Product) consisting of copyrightable subject matter is “work made for hire” as defined in the Copyright Act of 1976 (17 U.S.C. § 101), and such copyrights are therefore owned by the Employer. Nothing contained in this Agreement shall be construed to reduce or limit the Employer’s rights, title or interest in any Work Product or Inventions so as to be less in any respect than that the Employer would have had in the absence of this Agreement.

(g) Moral Rights.

To the extent any copyrights are assigned under this Agreement, the Employee hereby irrevocably waives, to the extent permitted by applicable law, any and all claims the Employee may now or hereafter have in any jurisdiction to all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as “moral rights” with respect to all Inventions and Work Product therein.

(h) No License.

The Employee understands that this Agreement does not, and shall not be construed to, grant the Employee any license or right of any nature with respect to any Inventions, Work Product, or any Confidential Information, materials, software or other tools made available to him by the Employer.

3. Security.

(a) Security and Access.

The Employee agrees and covenants (i) to comply with all Employer Group security policies and procedures as in force from time to time including without limitation those regarding computer equipment, telephone systems, voicemail systems, facilities access, monitoring, key cards, access codes, Employer Group intranet, internet, social media and instant messaging systems, computer systems, e-mail systems, computer networks, document storage systems, software, data security, encryption, firewalls, passwords and any and all other Employer Group facilities, IT resources and communication technologies (“Facilities Information Technology and Access Resources”); (ii) not to access or use any Facilities and Information Technology Resources except as authorized by Employer; and (iii) not to access or use any Facilities and Information Technology Resources in any

manner after the termination of the Employee’s employment by the Employer, whether termination is voluntary or involuntary. The Employee agrees to notify the Employer promptly in the event he learns of any violation of the foregoing by others, or of any other misappropriation or unauthorized access, use, reproduction or reverse engineering of, or tampering with any Facilities and Information Technology Access Resources or other Employer Group property or materials by others.

(b) Exit Obligations.

Upon (i) voluntary or involuntary termination of the Employee’s employment or (ii) the Employer’s request at any time during the Employee’s employment, the Employee shall (A) provide or return to the Employer any and all Employer Group property, including keys, key cards, access cards, identification cards, security devices, employer credit cards, network access devices, computers, cell phones, smartphones, PDAs, pagers, fax machines, equipment, speakers, webcams, manuals, reports, files, books, compilations, work product, e-mail messages, recordings, tapes, disks, thumb drives or other removable information storage devices, hard drives, negatives and data and all Employer Group documents and materials belonging to the Employer and stored in any fashion, including but not limited to those that constitute or contain any Confidential Information or Work Product, that are in the possession or control of the Employee, whether they were provided to the Employee by the Employer Group or any of its business associates or created by the Employee in connection with his employment by the Employer; and (B) delete or destroy all copies of any such documents and materials not returned to the Employer that remain in the Employee’s possession or control, including those stored on any non-Employer Group devices, networks, storage locations and media in the Employee’s possession or control.

4. Non-disparagement. The Employee agrees and covenants that he will not at any time make, publish or communicate to any person or entity or in any public forum any defamatory or disparaging remarks, comments or statements concerning the Employer Group’s products or services, and existing and prospective customers, suppliers, investors and other associated third parties, or make any maliciously false statements about the Employer Group’s employees and officers. Nothing herein shall prevent Employee from providing truthful testimony under oath or to a government agency.

5. Non-Solicitation of Customers. The Employee understands and acknowledges that because of the Employee’s experience and relationship of trust with the Employer Group, he has had access to and learned about much or all of the Employer Group’s trade secrets and/or confidential or proprietary information, including Customer Information. Customer Information includes, but is not limited to, names, phone numbers, addresses, e-mail addresses, order history, order preferences, chain of command, pricing information and other information identifying facts and circumstances specific to the customer and relevant to sales and services. The Employee agrees and covenants that after his termination, either voluntarily or involuntarily, Employee will not use the Employer’s trade secrets and/or confidential or proprietary information to directly or indirectly solicit the customers of the Employer Group, or to interrupt, disturb or interfere with the relationships of Employer Group with its customers/clients.

6. Non-Solicitation of Employees. During the period that Employee is employed by the Employer and, in the event of termination, for one year, to run consecutively, beginning on the last day of the Employee’s employment with the Employer, the Employee agrees and covenants not to disrupt or interfere with the business of the Employer Group by directly or indirectly soliciting, recruiting, attempting to recruit, or raiding the employees of the Employer Group or otherwise inducing the termination of employment of any employee of the Employer Group.

7. Acknowledgement. The Employee acknowledges and agrees that the services to be rendered by him to the Employer are of a special and unique character; that the Employee will obtain knowledge and skill relevant to the Employer’s industry, methods of doing business and marketing strategies by virtue of the Employee’s employment; and that the terms and conditions of this Agreement are reasonable under these circumstances. The Employee further acknowledges that the amount of his compensation reflects, in part, his obligations and the Employer’s rights under this Agreement; that he has no expectation of any additional compensation, royalties or other payment of any kind not otherwise referenced herein in connection herewith; that he will not be subject to undue hardship by reason of his full compliance with the terms and conditions of this Agreement or the Employer’s enforcement thereof; and that this Agreement is not a contract of employment and shall not be construed as a commitment by either of the Parties to continue an employment relationship for any certain period of time. Nothing in this Agreement shall be construed to in any way terminate, supersede, undermine or otherwise modify the “at-will” status of the employment relationship between the Employer and the Employee, pursuant to which either the Employer or the Employee may terminate the employment relationship at any time, with or without cause, with or without notice. For avoidance of doubt, this does not alter Employee’s eligibility to receive Severance under Section 4 of the Executive Employment Agreement.

8. Remedies. The Employee acknowledges that the Employer’s Confidential Information and the Employer’s ability to reserve it for the exclusive knowledge and use of the Employer Group is of great competitive importance and commercial value to the Employer, and that improper use or disclosure of the Confidential Information by the Employee will cause irreparable harm to the Employer Group, for which remedies at law will not be adequate. In the event of a breach or threatened breach by the Employee of any of the provisions of this Agreement, the Employee hereby consents and agrees that the Employer shall be entitled to seek, in addition to other available remedies, a temporary or permanent injunction or other equitable relief against such breach or threatened breach from any court of competent jurisdiction, without the necessity of showing any actual damages or that monetary damages would not afford an adequate remedy, and without the necessity of posting any bond or other security. The aforementioned equitable relief shall be in addition to, not in lieu of, legal remedies, monetary damages or other available forms of relief. The Employee further acknowledges that each member of the Employer Group is an intended third-party beneficiary of this Agreement.

9. Successors and Assigns.

(a) Assignment by the Employer.

The Employer may assign this Agreement to any subsidiary or corporate affiliate in the Employer Group or otherwise, or to any successor or assign (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Employer. This Agreement shall inure to the benefit of the Employer Group and permitted successors and assigns.

(b) No Assignment by the Employee.

The Employee may not assign this Agreement or any part hereof. Any purported assignment by the Employee shall be null and void from the initial date of purported assignment.

10. Governing Law; Jurisdiction and Venue. This Agreement, for all purposes, shall be construed in accordance with the laws of California without regard to conflicts-of-law principles. Any action or proceeding by either Party to enforce this Agreement shall be brought only in any state or federal court located in the state of California, County of Los Angeles.

11. Entire Agreement. Unless specifically provided herein, this Agreement contains all the understandings and representations between the Employee and the Employer pertaining to the subject matter hereof and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter.

12. Modification and Waiver. No provision of this Agreement may be amended or modified unless such amendment or modification is agreed to in writing and signed by the Employee and by the President or Vice President of the Employer (other than the Employee). No waiver by either of the Parties of any breach by the other party hereto of any condition or provision of this Agreement to be performed by the other party hereto shall be deemed a waiver of any similar or dissimilar provision or condition at the same or any prior or subsequent time, nor shall the failure of or delay by either of the Parties in exercising any right, power or privilege hereunder operate as a waiver thereof to preclude any other or further exercise thereof or the exercise of any other such right, power or privilege.

13. Severability. Should any provision of this Agreement be held by a court of competent jurisdiction to be enforceable only if modified, or if any portion of this Agreement shall be held as unenforceable and thus stricken, such holding shall not affect the validity of the remainder of this Agreement, the balance of which shall continue to be binding upon the Parties with any such modification to become a part hereof and treated as though originally set forth in this Agreement. The Parties further agree that any such court is expressly authorized to modify any such unenforceable provision of this Agreement in lieu of severing such unenforceable provision from this Agreement in its entirety, whether by rewriting the offending provision, deleting any or all of the offending provision, adding additional language to this Agreement or by making such other modifications as it deems warranted to carry out the intent and agreement of the Parties as embodied herein to the maximum extent permitted by law. The Parties expressly agree that this Agreement as so modified by the court shall be binding upon and enforceable against each of them. In any event, should one or more of the provisions of this Agreement be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions hereof, and if such provision or provisions are not modified as provided above, this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had not been set forth herein.

14. Captions. Captions and headings of the sections and paragraphs of this Agreement are intended solely for convenience and no provision of this Agreement is to be construed by reference to the caption or heading of any section or paragraph.

15. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date above.

TRITIUM TECHNOLOGIES LLC		Executive

By:	/s/ Jane Hunter	/s/ Robert Topol
Name: Jane Hunter		Robert Topol
Title: Director

EXHIBIT A

2870. (a) Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1) Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2) Result from any work performed by the employee for the employer.

(b) To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision against the public policy of this state and is unenforceable.

EXHIBIT B

EMPLOYEE INVENTIONS/IDEAS

None.